                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549



                           REPORT OF FOREIGN ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                          For the month of March 2002


                        COMMISSION FILE NUMBER:  1-7239



                                 KOMATSU LTD.
                ...............................................
                 Translation of registrant's name into English

                 3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                 ............................................

                    Address of principal executive offices
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                     INFORMATION TO BE INCLUDED IN REPORT
                     ------------------------------------


1.  One company announcement made on March 1, 2002.


                                  SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    KOMATSU LTD.
                                            -----------------------------
                                                     (Registrant)



Date:  March 1, 2002                  By:  /s/ Kenji Kinoshita
                                          --------------------------------------
                                           Kenji Kinoshita
                                           Executive Officer
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                                      -3-

                                                            [LOGO]
                                                            KOMATSU
For Immediate Release
                                                                 March 1st, 2002
                                                                    Komatsu Ltd.
                                                     Masahiro Sakane, President.
                                             Nobuyuki Kanatomi, General Manager,
                                           Public Relations & Advertising Dept.,
                                                                     as liaison.
                                                            Tel: +81-3-5561-2616
                                                    URL: http://www.komatsu.com/


                       On Revision of Business Forecast

   In view of the recent business conditions and its performance, Komatsu has revised its business forecast as follows for the fiscal year ending March 31, 2002. The earlier forecast was announced on November 9, 2001, when the Company announced its interim business results. Please be advised that Komatsu's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

1. Revised Consolidated Forecast for the Year

                                                                                (Millions of yen)
------------------------------------------------------------------------------------------------
                                             Net Sales             Pre-tax              Net
                                                                 Income(Loss)       Income(Loss)
-------------------------------------------------------------------------------------------------
Previous Forecast (A)                       1,060,000              (52,000)           (45,000)
-------------------------------------------------------------------------------------------------
Revised Forecast (B)                        1,035,000             (107,000)           (79,000)
-------------------------------------------------------------------------------------------------
Amount of Change(B) - (A)                     (25,000)             (55,000)           (34,000)
-------------------------------------------------------------------------------------------------
Rate of Change (%)                               -2.4                  ---                ---
-------------------------------------------------------------------------------------------------
Actual Results for the Previous Year        1,096,369               20,064              6,913
-------------------------------------------------------------------------------------------------

 2. Revised Non-consolidated Forecast for the Year
                                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------
                                             Net Sales         Ordinary Profit          Net
                                                                                    Income(Loss)
-------------------------------------------------------------------------------------------------
Previous Forecast (A)                         410,000               11,000            (24,000)
-------------------------------------------------------------------------------------------------
Revised Forecast (B)                          385,000                3,000            (42,000)
-------------------------------------------------------------------------------------------------
Amount of Change(B) - (A)                     (25,000)              (8,000)           (18,000)
-------------------------------------------------------------------------------------------------
Rate of Change (%)                               -6.1                -72.7                ---
-------------------------------------------------------------------------------------------------
Actual Results for the Previous Year          430,270               11,281              7,222
-------------------------------------------------------------------------------------------------

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3. Reasons for the Revision

   Concerning Komatsu's construction and mining equipment business, the Japanese market has been affected drastically by reduced construction investments, including slack public outlays which compounded a recessionary mindset for investment. In such an environment, demand for construction equipment has been dropping sharply, and Komatsu anticipates earnings from the construction and mining equipment business will decline from what was projected earlier.

      For the Company's electronics business, the depressed market conditions worldwide for semiconductors have given impact on Advanced Silicon Materials LLC. (ASiMI), a manufacturing subsidiary of polycrystalline silicon in the United States. As a result, ASiMI is expected to register lower business results than projected earlier. To meet such conditions, Komatsu has thoroughly reassessed ASiMI's production and developed the following countermeasures. As to polycrystalline silicon for use in semiconductors, the Butte Plant with the latest facilities in Montana will consolidate their production. Moses Lake Plant in Washington, which accounts for about 40% of ASiMI's current production capacity, will discontinue production for the time being, and Komatsu will also study a possibility to convert production of polycrystalline silicon for use in solar batteries through an alliance. To this end, Komatsu plans to record an impairment loss of about (Yen)15.6 billion after revaluating concerned facilities.

      Due to the sluggish stock market in Japan, at the end of the current fiscal year, Komatsu plans to record an impairment loss of about (Yen)4 billion on those marketable securities of which fair value has remained lower than book value for a given period of time.

      In line with the reform of business structure announced in September last year, Komatsu has been promoting a powerful drive for reduction of company-wide capacity costs and substantial cutback in production costs. The Company is determined to build an earnings structure which is more stable against changes on the market and work for early recovery of business results.

                                                                           (end)